Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

As submitted confidentially to the Securities and Exchange Commission on September 3, 2021 pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Paycor HCM, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	83-1813909
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4811 Montgomery Road

Cincinnati, Ohio 45212

Telephone: (800) 381-0053

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Raul Villar Jr.

Chief Executive Officer

4811 Montgomery Road

Cincinnati, Ohio 45212

(800) 381-0053

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. Kevin M. Frank Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Arthur D. Robinson, Esq. Xiaohui (Hui) Lin, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐

Non-accelerated filer	☒	Small Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share		$	$	$

(1)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine..

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Subject to completion, dated                 , 2021

             Shares

Common Stock

The selling stockholders named in this prospectus are offering                  shares of our common stock. We are not selling any shares under this prospectus and we will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “PYCR”. On                 , 2021, the last reported sales price of our common stock on Nasdaq was $                 per share.

We are an “emerging growth company” as defined under the federal securities laws, and as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of being an Emerging Growth Company.”

Immediately after this offering, funds controlled by our principal stockholder, Apax Partners L.P., will beneficially own approximately                 % of our outstanding common stock (or                 % of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we expect to remain a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Corporate Governance—Controlled Company Status.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus and the risk factors in the documents incorporated by reference in this prospectus to read about factors you should consider before deciding to invest in or common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option for a period of 30 days after this prospectus to purchase up to an additional                  shares of common stock at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan

Prospectus dated                 , 2021

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”) prepared by or on behalf of us to which we have referred you. Neither we, the selling stockholders, nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where these offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or the date of the applicable document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference into this prospectus) the statement in the document having the later date modifies or supersedes the earlier statement.

For investors outside of the United States, neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Basis of Presentation

Our fiscal year ends on June 30. Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the fiscal year ended June 30 of that year. For example, references to “fiscal 2021” refer to the fiscal year ended June 30, 2021. Any reference to a year not preceded by “fiscal” refers to a calendar year.

Paycor HCM, Inc., a Delaware corporation (“Paycor HCM”), was incorporated in August 2018 to serve as a holding company in connection with Apax Partners’ (as defined below) acquisition of the Company (the “Apax Acquisition”). As Paycor HCM did not have any previous operations, Paycor, Inc., a Delaware corporation (“Predecessor Paycor”), is viewed as the predecessor to Paycor HCM and its consolidated subsidiaries. Accordingly, this prospectus and our Annual Report on Form 10-K for the fiscal year ended June 30, 2021 (our “2021 Form 10-K”), which is incorporated by reference herein, includes certain historical consolidated financial and other data for Predecessor Paycor for periods prior to the completion of the Apax Acquisition. The Apax Acquisition closed on November 2, 2018. The financial information for the period after November 2, 2018, represents the consolidated financial information of Paycor HCM and its subsidiaries, including Predecessor Paycor, which is referred to as the “Successor” company. Prior to November 2, 2018, the consolidated financial statements included in this prospectus and our 2021 Form 10-K, which is incorporated by reference herein, include the accounts of Predecessor Paycor and its subsidiaries, which is referred to herein as the “Predecessor” company. References to the “Successor 2019 Period” refer to the period from November 2, 2018 through June 30, 2019, following the Apax Acquisition. References to the “Predecessor 2019 Period” refer to the period from July 1, 2018 through November 1, 2018, prior to the Apax Acquisition.

As a result of the Apax Acquisition, Paycor HCM was determined to be the accounting acquirer and Predecessor Paycor’s historical assets and liabilities are reflected at fair value as of November 2, 2018, the closing date of the Apax Acquisition.

As a result of the Apax Acquisition, the results of operations and financial position of the Predecessor and Successor are not directly comparable.

As used throughout this prospectus and our 2021 Form 10-K, which is incorporated by reference herein, the following terms have the meanings as set forth below:

•	“We,” “us,” “our,” “the Company,” “Paycor,” and similar references refer to Paycor HCM, Inc., and unless otherwise stated, all of its subsidiaries.

•	“Apax Partners,” “Apax,” or “our Principal Stockholder” refers to Apax Partners L.P., a global private equity firm, collectively, with its affiliates.

•

“Net revenue retention” refers to the current quarterly period recurring revenue for the cohort of customers at the beginning of the prior year quarterly period, divided by the recurring revenue in the prior year reporting period for that same cohort. In calculating the net revenue retention for a period longer than a quarter, such as a fiscal year, we use the weighted average of the retention rates (calculated in accordance with the preceding sentence) for each applicable quarter included in such period.

•	“Pride Aggregator” refers to Pride Aggregator, L.P., the parent of Paycor HCM, Inc.

•	“Pride Midco” refers to Pride Midco Inc., a direct subsidiary of Paycor HCM, Inc.

•	“Recurring revenue” refers to, with respect to any period, all recurring service revenues attributable to payroll, workforce management, and HR-related cloud-based computing services.

ii

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

•	“Tier 1 markets” refers to the 15 most populous metropolitan statistical areas in the United States.

•	“Tier 2 markets” refers to the 15 most populous metropolitan statistical areas in the United States other than Tier 1 markets.

•	“Tier 3 markets” refers to the 20 most populous metropolitan statistical areas in the United States other than Tier 1 markets and Tier 2 markets.

•

“Total bookings” with respect to any period is defined as the aggregate year-one values of all new customer contracts acquired during such period, including new sales to existing clients. Total bookings includes both recurring fees and implementation services.

Certain amounts, percentages, and other figures presented in this prospectus and our 2021 Form 10-K, which is incorporated by reference herein, have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars, or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

Unless stated otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

Market and Industry Data

Unless otherwise indicated, information in this prospectus or incorporated by reference herein concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are responsible for all disclosure in this prospectus or incorporated by reference herein, and we believe the information presented in this prospectus or incorporated by reference herein is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors” in this prospectus and “Risk Factors” included in our 2021 Form 10-K, which is incorporated by reference herein.

Trademarks, Service Marks, and Trade Names

We own or have rights to use various trademarks, service marks, and trade names that we use in connection with the operation of our business. We use our “Paycor” trademark and related design marks in this prospectus. This prospectus and the other documents incorporated by reference may also contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus and the documents incorporated by reference is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus and the documents incorporated by reference may appear without the ®, TM, or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks, and trade names.

iii

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus and the documents incorporated by reference herein, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included in our 2021 Form 10-K, which is incorporated by reference herein.

Unless the context otherwise requires, the terms “Paycor,” the “Company,” “our company,” “we,” “us,” and “our” in this prospectus refer to Paycor HCM, Inc. and, where appropriate, its consolidated subsidiaries. The term “Apax Partners” or “our Principal Stockholder” refers to Apax Partners L.P., a global private equity firm, collectively, with its affiliates.

Overview

Paycor is a leading Software-as-a-Service (“SaaS”) provider of human capital management solutions for small and medium-sized businesses. Our unified, cloud-native platform is built to empower business leaders by producing actionable, real-time insights to drive workforce optimization. Our comprehensive suite of solutions enables organizations to streamline human capital management (“HCM”) and payroll workflows and achieve regulatory compliance while serving as the single, secure system of record for all employee data. Our highly flexible, scalable, and extensible platform offers award-winning ease-of-use with an intuitive user experience and deep third-party integrations, and all augmented by industry-specific domain expertise. Over 28,000 customers across all 50 states trust Paycor to help their leaders develop winning teams.

Our unified, cloud-native platform is purpose-built to provide business leaders with the tools they need to optimize all aspects of people management. See “Our Solution and Key Strengths” section, within Item 1. Business of our 2021 Form 10-K, which is incorporated by reference into this prospectus, for key strengths of our platform.

Our easy-to-use platform incorporates intuitive analytics functionality, enabling small and medium sized businesses (“SMBs”) to automate and simplify mission-critical people management processes and enhance visibility into their business operations. Our platform is architected for extensibility and features an open API led interoperability engine that allows customers to easily connect their people data with third-party applications to create a seamlessly integrated digital ecosystem. Our products are supported by a differentiated implementation process and vibrant community of users, which together ensure customers can take full advantage of our platform.

For a description of our business, financial condition, results of operations and other important information regarding us, see our 2021 Form 10-K filed with the SEC and incorporated by reference in this prospectus. For instructions on how to find copies of the filings incorporated by reference in this prospectus, see “Where You Can Find More Information.”

Our Principal Stockholder

We have a valuable relationship with our principal stockholder, Apax Partners. Apax Partners is a leading global private equity advisory firm. For more than four decades, Apax Partners has built specialist expertise across four industry sectors: Tech, Services, Healthcare, and eConsumer. To date, Apax Partners has raised and

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

advised funds with aggregate commitments of more than $60 billion. The Apax funds have a strong track record of investing in the technology and telecommunications sector, having committed $14.8 billion of equity across multiple geographies, including the U.S., Europe, and Asia. Funds advised by Apax Partners provide long-term equity financing to build and strengthen world-class companies.

Implications of Being an Emerging Growth Company

We currently qualify as an “emerging growth company” (“EGC”) pursuant to the provisions of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding stockholder advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

When we are no longer deemed to be an EGC, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We will remain an EGC until the earliest of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of our July 2021 initial public offering (our “IPO”).

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. In connection with our IPO, we elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

General Corporate Information

We completed our IPO on July 23, 2021, and our common stock commenced trading on Nasdaq on July 21, 2021. Our principal executive offices are located at 4811 Montgomery Road, Cincinnati, Ohio 45212. Our telephone number is (800) 381-0053. We are subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, we file periodic reports, proxy statements, and other information with the SEC. The public may read and copy materials we file with the SEC via its website (www.sec.gov), which includes our annual and quarterly reports, proxy statements, and other information. Our website address is www.paycor.com and our investor relations website is located at www.investors.paycor.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports can be found on our investor relations website, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through, and substantially all of our assets are held by, our subsidiaries.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

THE OFFERING

Common stock offered by the selling stockholders in this offering	shares.

Option to purchase additional shares of common stock from the selling stockholders	The underwriters have the option to purchase up to an additional shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Selling Stockholders	See “Principal and Selling Stockholders.”

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering and we will not receive any proceeds from the sale of shares of common stock in this offering. See “Use of Proceeds.”

Dividend Policy	We do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that our Board deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit the ability of certain of our subsidiaries to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Symbol for trading on Nasdaq	“PYCR.”

The number of shares of common stock to be outstanding following this offering is based on                  shares of common stock outstanding as of                 , 2021, and excludes:

•	shares of common stock issuable upon vesting and settlement of restricted stock units, or RSUs, outstanding as of , 2021;

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

•	shares of common stock issuable upon the exercise of options outstanding as of , 2021, with a weighted average exercise price of $ per share;

•	shares of common stock, plus future increases, reserved for future issuance under our 2021 Omnibus Incentive Plan (the “2021 Plan”); and

•	shares of common stock, plus future increases, reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”).

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of outstanding options or issuance of shares of common stock upon vesting and settlement of RSUs after , 2021; and

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from any of the selling stockholders.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

RISK FACTORS

You should carefully consider the risks described below, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our 2021 Form 10-K, which is incorporated by reference in this prospectus, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, or if any additional risks not presently known to us or that we have currently deemed immaterial occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Relating to Our Common Stock and This Offering

Apax Partners controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, Apax Partners will continue to beneficially own approximately                 % of our shares of common stock outstanding (or                 % if the underwriters exercise in full their option to purchase additional shares) as of                 , 2021. Based on its percentage voting power, Apax Partners will continue to control the election and removal of directors on the Board and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation or bylaws, and other significant corporate transactions for so long as Apax Partners and its affiliates retain significant ownership of us. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. In addition, our bylaws provide that Apax Partners will have the right to designate the Chairman of the Board for so long as Apax Partners beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when Apax Partners ceases to own shares of our stock representing a majority of the total voting power, for so long as Apax Partners continues to own a significant portion of our stock, Apax Partners will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Apax Partners will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers, decisions on whether to raise future capital, and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Apax Partners continues to own a significant percentage of our stock, Apax Partners will be able to cause or prevent a change of control of the Company or a change in the composition of our Board, including the designation of our Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with our IPO, we entered into a Director Nomination Agreement with Apax Partners that provides Apax Partners the right to designate: (i) all of the nominees for election to our Board for so long as it beneficially owns at least 40% of the total number of shares of our common stock beneficially owned by it upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split, or similar changes in the Company’s capitalization (the “Original Amount”); (ii) 40% of the nominees for election to our Board for so long as it beneficially owns less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as it beneficially owns less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our Board for so long as it beneficially owns less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as it beneficially owns at least 5% of the Original Amount. Apax Partners may

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

also assign such right to its affiliates. If Pride Aggregator, the investment vehicle through which Apax Partners holds its investment, is dissolved, then Apax Partners will be permitted to cause the rights of Pride Aggregator to be assigned to it or one or more of its Affiliates (as defined in the Director Nomination Agreement). The Director Nomination Agreement also provides for certain consent rights for Apax Partners so long as it owns at least 5% of the Original Amount, including for any increase to the size of our Board. Additionally, the Director Nomination Agreement also prohibits us from increasing or decreasing the size of our Board without the prior written consent of Apax Partners for so long as Apax Partners holds at least 5% of the Original Amount.

Apax Partners and its affiliates engage in a broad spectrum of activities, including investments in the software industry generally. In the ordinary course of their business activities, Apax Partners and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation that became effective in connection with the closing of our IPO provides that none of Apax Partners, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Apax Partners also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Apax Partners may have an interest in pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We are a “controlled company” within the meaning of Nasdaq rules and, as a result, we qualify for, and rely on, exemptions from certain corporate governance requirements. You do not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

Apax Partners controls a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	The requirement that a majority of our Board consist of independent directors.

•

The requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•	The requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•	The requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a result, our Compensation & Benefits Committee and our Nominating & Governance Committee do not consist entirely of independent directors and our Compensation & Benefits and Nominating & Governance Committees are not subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

We are an “emerging growth company” and have elected to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups (“JOBS”) Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following our IPO, with the fifth anniversary occurring in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. In connection with our IPO, we elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we incur legal, accounting and other expenses that we did not incur before our IPO. We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and continue to increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, establishing the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to Apax Partners’ beneficial ownership, our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

•

These provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders.

•	These provisions provide for a classified Board with staggered three-year terms.

•

These provisions provide that, at any time when Apax Partners beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

•

These provisions prohibit stockholder action by written consent from and after the date on which Apax Partners beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors.

•

These provisions provide that for as long as Apax Partners beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when Apax Partners beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of our

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class.

•

These provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when Apax Partners beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL, and prevents us from engaging in a business combination with a person (excluding Apax Partners and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. These provisions could discourage, delay or prevent a transaction involving a change in control of us. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws, and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction. For a description of our capital stock and the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, see our 2021 Form 10-K filed with the SEC and incorporated by reference in this prospectus.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, and results of operations and result in a diversion of the time and resources of our employees, management, and Board. For a description of our exclusive forum provision, see our 2021 Form 10-K filed with the SEC and incorporated by reference in this prospectus

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Our IPO occurred in July 2021. Therefore, there has only been a public market for our common stock for a short period of time. Although our common stock is listed on Nasdaq under the trading symbol “PYCR,” there is a very limited trading history and an active trading market for our common stock may not be sustained. The public offering price in this offering will be determined by negotiations between the selling stockholders and the underwriters and may not be indicative of market prices of our common stock that prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the public offering price, and you may not be able to sell your shares of our common stock at or above the price you pay in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations, including as a result of the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could subject the market price of our common stock to wide price fluctuations regardless of our operating performance. The market price of our common stock has ranged from $                 to $                 from the date of our IPO to and including                 , 2021. Our operating results and the trading price of our common stock may fluctuate in response to various factors, including:

•	Market conditions in our industry or the broader stock market.

•	Actual or anticipated fluctuations in our quarterly financial and operating results.

•	Introduction of new products or services by us or our competitors.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

•	Issuance of new or changed securities analysts’ reports or recommendations.

•	Sales, or anticipated sales, of large blocks of our stock.

•	Additions or departures of key personnel.

•	Regulatory or political developments.

•	Litigation and governmental investigations.

•	Changing economic conditions, including impacts from the COVID-19 pandemic.

•	Investors’ perception of us.

•	Events beyond our control such as weather and war.

•	Any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We have                  outstanding shares of common stock as of                 , 2021. Shares that were not sold in our IPO are subject to a 180-day lock-up period provided under lock-up agreements executed in connection with our IPO and restricted from immediate resale under the federal securities laws. Subject to applicable federal securities laws, all of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We have no current plans to pay regular cash dividends on our common stock and you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be in the future, limited by covenants of indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our stock price and/or trading volume could decline.

The trading market for our shares is influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price and/or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness, and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. For a description of our capital stock, see our 2021 Form 10-K filed with the SEC and incorporated by reference in this prospectus.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely,” “outlook,” “potential,” “targets,” “project,” “contemplates,” the negative version of such words, and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements.

The inclusion of forward-looking statements should not be regarded as a representation by us, Apax, the selling stockholders, the underwriters or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relations to our operations, financial results, financial condition, business, prospects, growth strategy, and liquidity. Accordingly there are, or will be, important factors that could cause our cause actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	Our ability to manage our growth effectively.

•	The expansion and retention of our direct sales force with qualified and productive persons and the related effects on the growth of our business.

•	The impact on customer expansion and retention if implementation, user experience, customer service, or performance relating to our solutions is not satisfactory.

•	Our ability to innovate and deliver high-quality, technologically advanced products and services.

•	Our relationships with third parties.

•	The proper operation of our software.

•	Future acquisitions of other companies’ businesses, technologies, or customer portfolios.

•	The continued service of our key executives.

•	Our ability to attract and retain qualified personnel, including software developers and skilled IT, sales, marketing, and operation personnel.

•	Payments made to employees and taxing authorities due for a payroll period before a customer’s electronic funds transfers are settled to our account.

•

The potential breach of our security measures and the unauthorized access to our customers’ or their employees’ personal data and the resulting effects thereof which may include lawsuits, fines, or other regulatory action, significant costs related to remediation, negative perceptions regarding the security of our solutions, and reduction or cessation of customers’ use of our solutions.

•	Damage, failure, or disruption of our SaaS delivery model, data centers, or our third-party providers’ services.

•	Our ability to protect our intellectual and proprietary rights.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

•	The use of open source software in our applications.

•	The growth of the market for cloud-based HCM and payroll software among SMBs.

•	The competitiveness of our market generally.

•	The impact of the COVID-19 pandemic.

•	Our customers’ dependence on our solutions to comply with applicable laws.

•	Changes in laws, regulations, or requirements applicable to our software and services.

•	The impact of privacy, data protection, tax and other laws and regulations.

•	Our ability to maintain effective internal controls over financial reporting.

•	Other factors disclosed in the section “Risk Factors” and elsewhere in this prospectus and “Risk Factors” and elsewhere in our 2021 Form 10-K, which is incorporated by reference in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” in this prospectus and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2021 Form 10-K, which is incorporated by reference herein. All written forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as otherwise required by law. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

USE OF PROCEEDS

The selling stockholders are selling all of the shares of common stock being sold in this offering, including any shares sold upon the exercise of the underwriters’ option to purchase additional shares. See “Principal and Selling Stockholders.” Accordingly, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. We will bear the costs associated with the sale of the shares sold in this offering by the selling stockholders, other than underwriting discounts and commissions.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness and requirements under Delaware law, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we received from our subsidiaries. Certain of the agreements governing our existing indebtedness contain negative covenants that limit, among other things, certain of our subsidiaries from paying dividends and other distributions to us.

Under Delaware law, dividends may be payable only out of surplus, which is calculated as our net assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

See “Risk Factors—Risks Relating to Our Common Stock and This Offering—We have no current plans to pay regular cash dividends on our common stock and you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of                 , 2021, and as adjusted to reflect the sale of the common stock in this offering, for:

•	Each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering.

•	Each of our directors.

•	Each of our named executive officers.

•	Each of the selling stockholders.

•	All of our directors and executive officers as a group.

Each stockholder’s percentage ownership is based on common stock outstanding as of                 , 2021. The selling stockholders have granted the underwriters an option to purchase up to                  additional shares of common stock. The numbers of shares of common stock beneficially owned and percentages of beneficial ownership set forth below are based on shares of common stock issued and outstanding immediately after the offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                 , 2021, are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 4811 Montgomery Road, Cincinnati, Ohio 45212.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
			No Exercise of Underwriters’ Option			Full Exercise of Underwriters’ Option
Name of Beneficial Owner	Number of Shares	Percentage %	Shares Offered Hereby	Number of Shares Held	Percentage %	Shares Offered Hereby	Number of Shares Held	Percentage %
5% Stockholders
Pride Aggregator(1)
Directors and Named Executive Officers:
Raul Villar Jr.	—	—	—	—	—	—	—	—
Adam Ante	—	—	—	—	—	—	—	—
Chuck Mueller	—	—	—	—	—	—	—	—
Whit Bouck	—	—	—	—	—	—	—	—
Katie Burke	—	—	—	—	—	—	—	—
Steve Collins	—	—	—	—	—	—	—	—
Jonathan Corr	—	—	—	—	—	—	—	—
Umang Kajaria	—	—	—	—	—	—	—	—
Scott Miller	—	—	—	—	—	—	—	—
Jason Wright	—	—	—	—	—	—	—	—
Directors and executive officers as a group (12 individuals)	—	—	—	—	—	—	—	—

(1)

Pride GP, Inc. is the general partner of Pride Aggregator and Apax IX GP Co. Limited (“Apax IX GP”) is the sole stockholder of Pride GP, Inc. Apax IX GP is the investment manager of the relevant investment vehicles in the fund known as Apax IX and is controlled by a board of directors consisting of Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and David Staples. The registered address for Apax IX is Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

In connection with our IPO, we adopted a policy with respect to the review, approval, and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	The related person’s relationship to us and interest in the transaction.

•	The material facts of the proposed transaction, including the proposed aggregate value of the transaction.

•	The impact on a director’s independence in the event the related person is a director or an immediate family member of the director.

•	The benefits to us of the proposed transaction.

•	If applicable, the availability of other sources of comparable products or services.

•	An assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Related Party Transactions

Director Nomination Agreement

In connection with our IPO, we entered into a Director Nomination Agreement with Apax Partners that provides Apax Partners the right to designate nominees for election to our Board for so long as Apax Partners beneficially owns 5% or more of the total number of shares of our common stock that it owns as of the completion of this offering. Apax Partners may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement provides Apax Partners the right to designate: (i) all of the nominees for election to our Board for so long as Apax Partners beneficially owns at least 40% of the Original Amount; (ii) 40% of the nominees for election to our Board for so long as Apax Partners beneficially owns less than 40% but at least 30% of the Original Amount; (iii) 30% of the nominees for election to our Board for so long as Apax Partners beneficially owns less than 30% but at least 20% of the Original Amount; (iv) 20% of the nominees for election to our Board for so long as Apax Partners beneficially owns less than 20% but at least 10% of the Original Amount; and (v) one of the nominees for election to our Board for so long as Apax Partners beneficially own at least 5% of the Original Amount. Apax Partners’ nominees must comply with applicable law and stock exchange rules. If Pride Aggregator, the investment vehicle through which Apax Partners holds its investment, is

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dissolved, then Apax Partners will be permitted to nominate (i) up to three directors so long as it owns at least 25% of the Original Amount, (ii) up to two directors so long as it owns at least 15% of the Original Amount and (iii) one director so long as it owns at least 5% of the Original Amount. Apax Partners agreed in the Director Nomination Agreement to vote any shares of our common stock and any other securities held by it in favor of the election to our Board of the directors so designated. At any time when Apax Partners has the right to designate at least one nominee for election to our Board, Apax Partners will also have the right to have one of its nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. In addition, Apax Partners is entitled to designate the replacement for any of its Board designees whose Board service terminates prior to the end of the director’s term regardless of Apax Partners’ beneficial ownership at such time. The Director Nomination Agreement provides for certain consent rights for Apax Partners so long as it owns at least 5% of the Original Amount, including for any increase to the size of our Board. Additionally, the Director Nomination Agreement prohibits us from increasing or decreasing the size of our Board without the prior written consent of Apax Partners for so long as Apax Partners holds at least 5% of the total outstanding voting power. This agreement will terminate at such time as Apax Partners owns less than 5% of our outstanding common stock.

Registration Rights Agreement

We are party to a registration rights agreement with Pride Aggregator and the Preferred Holders (as defined therein) of Registrable Securities (as defined below). Pride Aggregator is entitled to request that we register Pride Aggregator’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Pride Aggregator is also entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Pride Aggregator’s expenses in connection with Pride Aggregator’s exercise of these rights. Pride Aggregator and the Preferred Holders are also entitled to customary “piggyback” registration rights. In addition, on the first anniversary of this offering or as promptly as practicable thereafter, so long as the Company is then-eligible to use any applicable short-form registration, the Company will use its reasonable best efforts to cause a registration statement for the sale or distribution by the Preferred Holders, and any other holders approved by Pride Aggregator, of the Registrable Securities held by such holders on a delayed or continuous basis pursuant to Rule 415 (the “Resale Shelf Registration”), to be filed and declared effective under the Securities Act.

The registration rights described in the above paragraph apply to (i) shares of common stock held by Pride Aggregator or any of its affiliates (ii) shares of common stock held by any Preferred Holder or any of its affiliates, (iii) shares of common stock held by any Other Investors (as defined in the registration rights agreement) or any of their affiliates, and (iv) any equity securities of the Company or any subsidiary issued or issuable with respect to the common stock described in clauses (i), (ii), or (iii) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or Registrable Securities (clauses (i) through (iv) collectively referred to as “Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or repurchased by us or our subsidiaries. In addition, following the consummation of this offering, any Registrable Securities held by a person other than Pride Aggregator or its affiliates that may be sold under Rule 144(b)(1)(i) without limitation under any of the other requirements of Rule 144 will cease to be Registrable Securities.

Indemnification of Officers and Directors

In connection with our IPO, we entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights

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to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Redemption Agreement and Intercompany Promissory Note with Pride Aggregator

In December 2020 and January 2021, we completed private placements of our Series A preferred stock that generated aggregate net proceeds of approximately $270 million. In connection with the December 2020 private placement closing, we entered into a Redemption Agreement with Pride Aggregator, pursuant to which we used $180 million from the proceeds from the private placement, together with a $65 million Intercompany Promissory Note issued to Pride Aggregator (the “Intercompany Note”), to repurchase 10,620,260 outstanding shares of common stock held by Pride Aggregator (as adjusted for the 1,517.18 for 1 share common stock split). In connection with the January 2021 private placement closing, we repaid the Intercompany Note in full. The Intercompany Note was payable on demand and accrued interest at a rate of 0.15% per annum.

Midco Redeemable Preferred Stock

On November 2, 2018 in connection with the Apax Acquisition, Pride Midco, our direct wholly-owned subsidiary, issued 200,000 shares of Midco Redeemable Preferred Stock to certain institutional investors. We redeemed all of the outstanding Midco Redeemable Preferred Stock in connection with the consummation of our IPO. An affiliate of Apax Partners owned $25 million of the Midco Redeemable Preferred Stock and received $32.5 million in proceeds upon the redemption of the Midco Redeemable Preferred Stock.

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DESCRIPTION OF CAPITAL STOCK

General

The selling stockholders are selling                  shares of common stock in this offering (                 shares if the underwriters exercise in full their option to purchase additional shares). As of                 , 2021, we had                  shares of common stock outstanding, and no shares of preferred stock outstanding. Further,                 shares of common stock are issuable upon the exercise of outstanding stock options and                 shares of common stock are issuable upon the vesting and settlement of outstanding RSUs.

For a description of our capital stock and the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, see our 2021 Form 10-K filed with the SEC and incorporated by reference in this prospectus. For instructions on how to find copies of the filings incorporated by reference in this prospectus, see “Where You Can Find More Information.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to our IPO, there had been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

As of                 , 2021, we had                  outstanding shares of our common stock. Of the                  shares that will be outstanding immediately after the closing of this offering, we expect that the                  shares sold in our IPO and the                  shares to be sold in this offering (or                  if the underwriters’ option is exercised in full) will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining                  shares of our common stock outstanding after this offering will be “restricted securities”, as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Lock-up Agreements

We, each of our directors and executive officers and the selling stockholders, have agreed or will agree that, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of                  days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting”.

In addition, our directors and executive officers and certain of our shareholders also entered into lock-up agreements with the underwriters of our IPO providing substantially similar restrictions for a period of 180 days from the date of that prospectus.

Prior to the consummation of this offering, certain of our employees, including our executive officers, and/or directors have entered into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our IPO. However, sales under these trading plans would be permitted, pursuant to the terms of such trading plans, following the expiration of the lock-up agreements relating to our IPO, including prior to the expiration of the lock-up agreements relating to this offering.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, the lead book-runners in our IPO, are waiving lock-up restrictions entered into in connection with our IPO with respect to the shares being sold in this offering by the selling stockholders. The waiver will take effect on the pricing of this offering (and in any event no earlier than                 , 2021), and the shares may be sold only pursuant to this offering. In addition, as a result of this waiver of lock-up restrictions, certain other lock-up parties will be automatically released from the lock-up restrictions entered into in connection with our IPO on the same terms on a pro rata basis.

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Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not otherwise release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Pursuant to the registration rights agreement, we have granted Pride Aggregator and Preferred Holders of Registrable Securities the right to cause us, in certain instances, at our expense, to file a Resale Shelf Registration statement or to piggyback on registered offerings initiated by us in certain circumstances. Further, on the first anniversary of our IPO or as promptly as practicable thereafter, so long as the Company is then-eligible to use any applicable short-form registration, the Company will use its reasonable best efforts to cause a Resale Shelf Registration statement to be filed and declared effective under the Securities Act for the sale or distribution by the Preferred Holders, and any other holders approved by Pride Aggregator, of the Registrable Securities. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent                 % of our outstanding common stock after this offering, or                 % if the underwriters exercise their option to purchase additional shares in full.

Rule 144

In general, under Rule 144, beginning 90 days after we became subject to the public company reporting requirements of the Exchange Act on July 20, 2021, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months, and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we became subject to the public company reporting requirements of the Exchange Act on July 20, 2021 and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements, and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of our IPO are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance

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upon Rule 144 beginning 90 days after July 20, 2021, the date of IPO prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Stock Plans

We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the 2021 Plan and the ESPP. Accordingly, shares of common stock registered under such registration statement are generally eligible for resale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock sold pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects to such holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the Medicare tax on net investment income and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances or the effects of other U.S. federal tax laws, such as estate and gift tax laws, the Medicare tax on net investment income, and any applicable state, local, or non-U.S. tax law. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States.

•	Persons subject to the alternative minimum tax.

•	Persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

•	Banks, insurance companies, and other financial institutions.

•	Real estate investment trusts or regulated investment companies.

•	Brokers, dealers, or traders in securities.

•	“Controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax.

•	Partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein).

•	Tax-exempt organizations or governmental organizations.

•	Persons deemed to sell our common stock under the constructive sale provisions of the Code.

•	Persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation.

•	Persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below).

•	“Qualified foreign pension funds” (within the meaning of Section 897(1)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds.

•	Tax-qualified retirement plans.

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If any partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR THE MEDICARE TAX ON NET INVESTMENT INCOME OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	An individual who is a citizen or resident of the United States.

•	A corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia.

•	An estate, the income of which is subject to U.S. federal income tax regardless of its source.

•

A trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that

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qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

The gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable).

•	The Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

•

Our common stock constitutes a U.S. real property interest (“USRPI”), by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock. Generally, a domestic corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in its trade or business.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

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With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

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Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (the “FATCA”)), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the selling stockholders
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$

Total	$	$

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                 million. We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering in an amount up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that for a period of                  days after the date of this prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Commission a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the shares of common stock to be sold in this offering; (ii) the issuance of shares of common stock or securities convertible into or exercisable for shares of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of this prospectus; (iii) grants of stock options, stock awards, restricted stock, RSUs or other equity awards and the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock (whether upon the exercise of stock options or otherwise) to the Company’s employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described herein, provided that such recipients enter into a lock-up agreement with the underwriters described below; (iv) the issuance of up to 7.5% of the shares of common stock issued and outstanding immediately following the consummation of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters described below; and (v) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of this prospectus and described herein or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers and certain other shareholders will enter into lock-up agreements with the underwriters prior to the commencement of this offering (the “Lock-Up Agreements”) pursuant to which each of these persons or entities, subject to certain exceptions, during the period beginning on the date set forth in the Lock-Up Agreements and ending at the close of business                  days after the date of this prospectus (such period, the “Restricted Period”) may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the security holder in accordance with the rules and regulations of

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

the Commission and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “Lock-Up Securities”), (ii) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (iv) publicly disclose the intention to do any of the foregoing, provided that, for the avoidance of doubt, subject to the Company’s obligations under the underwriting agreement, to the extent the lock-up party has demand and/or piggyback registration rights, the foregoing shall not prohibit the lock-up party from notifying us privately that it is or will be exercising its demand and/or piggyback registration rights following the expiration of the Restricted Period so long as such demands or exercises do not involve any public disclosure or filing during the Restricted Period (provided that, subject to our obligations under the underwriting agreement, (i) we shall provide written notice to Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC at least three business days prior to any confidential or non-public submission of a registration statement made during the Restricted Period, and (ii) no such confidential or non-public submission made shall become a publicly filed registration statement during the Restricted Period unless otherwise agreed by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements do not apply, subject in certain cases to various conditions, to certain transactions, including the following:

(i)	transfers as a bona fide gift or gifts, or for bona fide estate planning purposes;

(ii)	transfers to any immediate family member of the lock-up party;

(iii) transfers by will, other testamentary document or intestacy;

(iv)

transfers to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(v)

transfers to a corporation, partnership, limited liability company, trust or other entity of which the lock-up party, or the immediate family of the lock-up party, are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under (i) through (v) above;

(vii)

if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, transfers (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution to members, shareholders, partners or other equityholders of the lock-up party;

(viii)	transfers by operation of law, or pursuant to an order of court;

(ix)	transfers to the Company from an employee of the Company upon death, disability or termination of employment, in each case, of such employee;

(x)	as part of a transfer or disposition of the lock-up party’s Lock-Up Securities acquired in open market transactions after the closing of this offering;

(xi)

transfers to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of common stock received upon such exercise, vesting or settlement is subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan described in this prospectus;

(xii)

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board and made to all holders of the Company’s capital stock involving a change of control of the Company, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Lock-Up Securities remains subject to the provisions of the lock-up agreement;

(xiii)	as part of a transfer or disposition of the lock-up party’s Lock-Up Securities acquired as part of this offering;

(xiv)

in the case of our Principal Stockholder, any pledge, hypothecation or other grant of a security interest in any Lock-Up Securities to one or more lending institutions as collateral or security for any loan, advance or extension of credit and the transfer of such Lock-Up Securities to such lending institution upon foreclosure of such Lock-Up Securities; provided that in the case of any such transfer, the transferee agrees to be bound in writing by the terms of the lock-up agreement at the time of such transfer;

provided that:

(A)

in the case of any transfer or distribution pursuant to (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, such transfer does not involve a disposition for value and each donee, devisee, transferee or distributee executes and delivers to Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC a lock-up agreement, provided that with respect to any related series of transfers or distributions to transferees or distributees otherwise permitted under (iv), (v) and (vii) above that are deemed to occur simultaneously, only the ultimate transferee or distributee in such series is required to execute and deliver such lock-up agreement (provided that, in each case, the same number or amount of Lock-Up Securities so transferred by the initial transferor remains subject to such lock-up agreement after giving effect to such simultaneous transfers or distributions);

(B)

in the case of any transfer or distribution pursuant to (i), (ii), (iii), (iv), (v), (vi), (x) and (xi) above, no filing by any party under the Exchange Act, or other public announcement is required or is made voluntarily in connection with such transfer or distribution during the Restricted Period in connection with such transfer (other than, with respect to clause (x), filings or disclosures pursuant to Rule 13f-1 of the Exchange Act, including a filing on Form 13F, other filings required by applicable law and disclosures on the undersigned’s website required by the undersigned’s internal policy); and

(C)

in the case of any transfer or distribution pursuant to (viii), (ix) and (xi) above, it is a condition to such transfer that no public filing, report or announcement is voluntarily made, and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution is legally required during the Restricted Period, such filing, report or announcement clearly indicates in the footnotes thereto the nature and conditions of such transfer.

If a lock-up party is a party to the registration rights agreement, any release or waiver of the restrictions referred to above in connection with a transfer of shares of Lock-Up Securities held by any director, officer, party

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

to the registration rights agreement or other stockholder of the Company shall apply pro rata to all parties to the registration rights agreement on the basis of shares of common stock held; provided that all such releases must be on the same terms and for the same purposes and, if applicable, pursuant to the same offering.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion and subject to certain provisions, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Subject to certain customary limitations, we and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on Nasdaq under the symbol “PYCR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the share of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of common stock in the offering.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

An offer to the public of any shares of common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares of common stock may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)

in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”), provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted, and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted, and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties, and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of common stock in the offering.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Additional notice to prospective investors in the United Kingdom

In the United Kingdom, this prospectus and any other material in relation to the shares of common stock are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons”. In the United Kingdom, the Shares are only available to, and any invitation, offer, or agreement to subscribe, purchase, or otherwise acquire such Shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published, or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA N-16: Notice on Recommendations on Investment Products).

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of limited partnerships that are investors in one or more investment funds affiliated with Apax Partners. Kirkland & Ellis LLP represents entities affiliated with Apax Partners in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Paycor HCM, Inc. and Subsidiaries appearing in Paycor HCM, Inc.’s Annual Report (Form 10-K) for the fiscal year ended June 30, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part of the information or documents listed below that we have filed with the SEC (File No. 001-40640):

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2021, filed with the SEC on September 2, 2021;

•	our Current Reports on Form 8-K filed with the SEC on July 26, 2021, August 8, 2021 and September 3, 2021; and

•

the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on July 20, 2021, including any amendments thereto or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Paycor HCM, Inc. 4811 Montgomery Road, Cincinnati. OH 45212, Attention: General Counsel.

You also may access these filings on our website at https://investors.paycor.com. We do not incorporate the information on, or that can be accessed through, our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements, or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

We are subject to the reporting, proxy and information requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available on the website of the SEC referred to above, as well as on our website, www.paycor.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of, or other information accessible through, our website are not part of this prospectus. We furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year. Information contained in, or accessible through, our website is not a part of this prospectus.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

             Shares

Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC	J.P. Morgan

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be updated by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2018, we have made sales of the following unregistered securities:

•

On August 24, 2018, Paycor HCM, Inc. issued 100 shares of common stock to Pride Aggregator, L.P. for nominal consideration in connection with the anticipated acquisition of Paycor, Inc. by affiliates of Paycor HCM, Inc.

•

On December 29, 2020 and January 20, 2021, Paycor HCM, Inc. issued 7,715 shares of its Series A preferred stock to certain institutional investors for an aggregate amount of $270,025,000. The shares of Series A preferred stock were subsequently converted into 11,705,039 shares of our common stock upon the closing of our IPO, adjusted for the 1,517.18 for 1 share common stock split.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Item 16.	Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Certificate of Incorporation of Paycor HCM, Inc. (incorporated by reference to Exhibit 3.1 to Paycor HCM Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)

3.2	Amended and Restated Bylaws of Paycor HCM, Inc. (incorporated by reference to Exhibit 3.2 to Paycor HCM Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)

4.1	Registration Rights Agreement, effective July 23, 2021 (incorporated by reference to exhibit 4.1 to Paycor HCM Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2021)

4.2	Description of Paycor HCM, Inc.’s Capital Stock (incorporated by reference to Exhibit 4.2 to Paycor HCM Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 2, 2021)

5.1*	Opinion of Kirkland & Ellis LLP

10.1	Credit Agreement, dated as of June 11, 2021, by and between Pride Guarantor, Inc., Paycor, Inc., the lenders party thereto and PNC Bank, National Association, as administrative agent and collateral agent, as amended from time to time (incorporated by reference to Exhibit 10.1 to Paycor HCM, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 12, 2021)

10.2	Amendment No. 1 to the Credit Agreement, dated September 3, 2021, by and between Paycor, Inc., Pride Guarantor, Inc., the subsidiaries party thereto, the lenders party thereto and PNC Bank, National Association, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to Paycor HCM, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 3, 2021).

10.3	Director Nomination Agreement, dated as of July 23, 2021, by and among Paycor HCM, Inc. and the other signatories party thereto (incorporated by reference to Exhibit 10.1 to Paycor HCM, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)

10.4+	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.8 to Paycor HCM, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2021)

10.5+	Paycor HCM, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Paycor HCM, Inc.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 23, 2021)

10.6+	Paycor HCM, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Paycor HCM, Inc.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 23, 2021)

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Exhibit Number	Description

10.7+	Form of Board of Directors Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to Paycor HCM, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)

10.8+	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.6 to Paycor HCM, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)

10.9+	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.7 to Paycor HCM, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2021)

10.10+	Executive Severance Plan (incorporated by reference to Exhibit 10.10 to Paycor HCM, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 29, 2021)

10.11+	Executive Change in Control Severance Plan (incorporated by reference to Exhibit 10.11 to Paycor HCM, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 29, 2021)

10.12+	Annual Bonus Plan (incorporated by reference to Exhibit 10.12 to Paycor HCM, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2021)

10.13+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to Paycor HCM, Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2021)

21.1	List of subsidiaries of Paycor HCM, Inc. (incorporated by reference to Exhibit 21.1 to Paycor HCM Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 2, 2021)

23.1*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.2*	Consent of Independent Registered Public Accounting Firm

24.1*	Powers of attorney (included on signature page)

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(ii)     Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, on                 , 2021.

Paycor HCM, Inc.

By:
Name: Raul Villar Jr.
Title: Chief Executive Officer and Director

POWER OF ATTORNEY

The undersigned directors and officers of Paycor HCM, Inc. hereby appoint each of Raul Villar Jr., Adam Ante and Alice Geene as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Raul Villar Jr.	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Adam Ante	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Whitney Bouck	Director	, 2021

Kathleen Burke	Director	, 2021

Steve Collins	Director	, 2021

Confidential Treatment Requested by Paycor HCM, Inc.

Pursuant to 17 C.F. R. Section 200.83

Signature	Title	Date

Jonathan Corr	Director	, 2021

Umang Kajaria	Director	, 2021

Scott Miller	Director	, 2021

Jason Wright	Director	, 2021